

Mail Stop 7010

September 8, 2008

Zou Dejun, CEO
RINO International Corporation
c/o Darren Ofsink, Esq.
Guzov Ofsink LLC
600 Madison Avenue, 14th floor
New York, NY 10022

Re: RINO International Corporation
Amendment No. 6 to Registration Statement on Form S-1
Filed August 19, 2008
File No. 333-147513

Dear Mr. Zou:

We have reviewed your filing and have the following comments.

Risk Factors

1.   We note your responses to comments 4 and 6 in our letter dated August 11, 2008. However, we note that you already have two risk factors relating to internal accounting controls. To provide information investors need to assess the magnitude of the risk, please briefly disclose in these risk factors that you have twice restated your financial statements in your Form 10-K.

Management's Discussion and Analysis, page 46

Results of Operations, page 55

2.   We note that your net sales increased by $25.2 million during the six months ended June 30, 2008 as compared to the six month-period ended June 30, 2007. Of this increase, $29.1 million relates to flue gas desulphurization. However, it does not appear that you have provided reasons for the increase in net sales. Please disclose and quantify the factor(s) that contributed to changes in sales during the periods presented. You should discuss the importance of your major and new customers in relation to your revenue growth. In addition, please expand your discussion of cost of sales to quantify the reasons for the increases, as well as the major drivers of your cost of sales. This comment also refers to your results of operations for the three months ended June 30,

Zou Dejun
RINO International Corporation
September 8, 2008
Page 2

        2008 and June 30, 2007. See Item 303(A)(3) of Regulation S-K and Section 501 of the
Codification of Financial Reporting Policies for guidance.

Consolidated Interim Financial Statements

Note 21 – Escrow Accounts, page F-27

3.   We note that you recorded $5,832,960 of compensation expense during the six month
period ended June 30, 2008 based on your conclusion that the release of the remaining
escrow shares is more likely than not. Please explain to us how you determined that
recording one-third of the total estimated compensation expense based on a more likely
than not criteria is appropriate. Please cite the specific accounting literature you relied
on.

Exhibit 5.1 – Legal Opinion

4.   Please revise the legal opinion to reflect the company's name change and that the
registration statement is on Form S-1.

      As appropriate, please amend your registration statement in response to these comments.
You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you
have questions regarding comments on the financial statements and related matters. Please
contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

      Sincerely,

      Jennifer Hardy
      Branch Chief